UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Board of Directors (the “Board”) of Jin Medical International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) has approved the termination of the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) serving as the Company’s independent registered public accounting firm, effective September 23, 2023.

From February 20, 2023 to September 23, 2023, there have been no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

For the period from February 22, 2023, the date of Marcum Asia’s appointment as our independent registered public accounting firm, through September 23, 2023, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the Risk Factors section of our Registration Statement on Form F-1 filed with the SEC on March 21, 2023.

We provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statement.

On September 23, 2023, the Company engaged DNTW Toronto LLP (“DNTW”) as the Company’s new independent registered public accounting firm.

During the period from February 22, 2023 and up to the date of DNTW’s appointment, neither our Company nor anyone acting on our behalf consulted DNTW with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Marcum Asia CPAs LLP dated December 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: December 11, 2023	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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